Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Act of 1934

Subject Company: Alcatel-Lucent S.A.

(Commission File No. 001-11130)

Transcription – Video interview between Michel Combes and Sarah Gordon for the Financial Times ‘View From The Top’ online series.

Date of recording: May 24, 2015

Location: Financial Times, 1 Southwark Bridge, London SE1

[INTRO] Michel Combes, chief executive of Alcatel-Lucent, talks to FT business editor Sarah Gordon about merging with Nokia, his future, prospects for wireless technology, the UK referendum on the EU and European digital champions. [Interview recorded on May 11 2015]

S. Gordon: Michel CombeS has been Chief Executive of Alcatel-Lucent since 2013 after working for the French Government and running Vodafone’s European operations. The company is now the subject of a 16 billion euro takeover bid by Nokia, which, if it goes ahead, will create a Finish French rival to Eriksson of Sweden and China’s Huawei in the telecoms equipment industry.

Mr. Combes, thank you very much for talking to the FT today. If the deal does go ahead, Rajeev Suri, Chief Executive of Nokia, will become Chief Executive of the new company. What will you do?

M. Combes: First, yes, the deal will go ahead because I guess it is a very powerful deal as you were mentioning it. It will give birth to the biggest tech powerhouse in Europe, so that is first. Second, my real commitment for the weeks to come is to make sure that this deal will move forward. Once I will be completely convinced that all the barriers have been removed, I will step down as I have already announced, for governance reasons and I will decide once I go, I will be more than happy to come back to your show in order to let you know what I will do.

S. Gordon: When Alcatel and Lucent merged in 2006 it was widely seen as a very troubled deal. I think it lost four fifths of the market capitalisation in the years afterwards, why will this deal be more successful?

M. Combes: I guess that we have learnt from the past, whether it is Alcatel-Lucent and or NSN because that’s was the other merger which took place more or less at the same time.

First, I think that this merger comes at the right moment, meaning that we are about to invest in the next generation of wireless technologies, and so that when you are about to do this type of investment that it is better to merge in order to make sure that you will act together. When you look at Alcatel-Lucent in 2006 the merger came too late, meaning that the investment in 3G - because that is what we were speaking about at that stage - had already been initiated.

Second reason for this merger to win this time is that both Alcatel-Lucent on one side and Nokia on the other side have conducted a transformation journey in the past two or three years. Very, very successful journeys, both companies are doing well. So when you merge two companies it’s always easier to merge two strong companies rather than weak companies, which was not the case in 2006 because Alcatel and Lucent were going downwards.

Third, governance: in 2006 it was pretended that it would be a merge of equals. I don’t believe in mergers of equals because that always triggers fights in between both camps - and remember what happened in 2006 in between the chairman and the CEO.

In the case of this merger, it is clear that Nokia’s market cap is much bigger than the one of Alcatel-Lucent, so it is not a merge of equals, it’s a merge and the governance will come from Nokia and that is what I said, day one, to Rajeev and to the board of Nokia. I trust Rajeev and Risto because I have known them for many years and so with the right governance, the right timing, the two companies which are doing well and on top of that an international culture of both companies which is quite consistent, I have no doubt that it will be tremendously successful.

S. Gordon: Were you surprised that the French government approved – well, gave – its tacit approval to the deal?

M. Combes: No, I was not surprised because I think that, contrary to what some of you believe, the French government can be pragmatic and in that case was business - not friendly, but business understanding. France gets the importance of this, meaning our industry is becoming global. My competitors are Chinese and/or American. So the question is, do we want to have European champions, yes or no? I guess the answer was clearly yes because in the digital economy, if you don’t have digital technology company then you are dead. So that was the first piece.

Then the second question is, can it be a French company, this European champion? In our case it could not because unfortunately Alcatel-Lucent was the weakest player in the playing field in order to do those combinations. In some other sectors that’s different, but for telecommunications that was the case. I guess that in Europe you need European champions which can be Brits, which can be German, which can be Fins, which can be French. That’s what Europe is about, so that’s the reason why I guess they were supportive of creating a strong European champion.

S. Gordon: Can I ask you, on the subject of Europe, but turning away from your company, as you know we had an election here and it now seems very likely that there will be a referendum in the UK on British membership of the EU. Would you think it was a negative if Britain left the EU?

M. Combes: First I am not sure that I would recommend the poll agencies that you had in the UK to the rest of Europe because it seems that it was not so powerful…! But despite that I have always, I am a firm believer in Europe. I am a firm believer that UK is part of Europe so I truly expect that the UK will remain part of Europe. Of course when you are part of Europe, that means that you have also to accept the rules of Europe, so I don’t know yet what will be done by let’s say your new government, but I truly expect that they will find a way to get UK as part of Europe for businesses, that is important, but I guess it is in the interest of the UK for the development of your country as well as for Europe.

S. Gordon: Mr. Combes, are you ready to play ‘Long-Short’?

M. Combes: Yes I am.

S. Gordon: Yes. Greece to leave the Euro zone.

M. Combes: Short.

S. Gordon: French economic growth to be greater than UK economic growth over the next couple of years.

M. Combes: Long, of course.

S. Gordon: China to lead innovation in telecommunications.

M. Combes: Short, due to what we have just announced.

S. Gordon: 5G by 2020.

M. Combes: Long.

S. Gordon: Further consolidation in European telecoms.

M. Combes: Long. Expected long.

S. Gordon: A single European digital market.

M. Combes: Long.

S. Gordon: The Euro versus the dollar.

M. Combes: Meaning what?

S. Gordon: The Euro to strengthen against the dollar.

M. Combes: Long as well.

S. Gordon: Sarkozy as the next French president.

M. Combes: Joke?

S. Gordon: A joke! Thank you very much indeed.

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ABOUT ALCATEL-LUCENT

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network. For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect our current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability to successfully implement the announced transaction with Nokia; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; as well as other risk factors listed from time to time in Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Alcatel-Lucent’s most recent annual report on Form 20-F, reports furnished on Form 6-K, and any other documents that Alcatel-Lucent has filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This communication is for informational purposes only and does not constitute or form part of any offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent in any jurisdiction. This communication is not a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Nokia with the SEC, the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Alcatel-Lucent with the SEC, the listing prospectus to be filed by Nokia with the Finnish Financial Supervisory Authority, the tender offer document (note d’information) to be filed by Nokia with the Autorité des marchés financiers (“AMF”) or the response document (note en réponse) to be filed by Alcatel-Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The proposed exchange offer referenced in this communication has not yet commenced. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer.